UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2020

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2020

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2020	September 30, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,194,043	$471,632
Accounts receivable, net	952,543	987,858
Prepaid expenses and other current assets	252,711	216,084

Total current assets	2,399,297	1,675,574
Property and equipment, net	573,948	525,314
Lease assets	304,501	—
Goodwill	2,466,991	2,462,835
Intangible assets, net	185,334	205,162
Other noncurrent assets	454,284	423,941

Total assets	$6,384,355	$5,292,826

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$181,913	$176,508
Accrued expenses and other current liabilities	629,352	647,657
Accrued personnel costs	209,139	265,583
Short-term financing arrangements	100,000	—
Lease liabilities	62,549	—
Deferred revenue	124,004	118,182

Total current liabilities	1,306,957	1,207,930
Deferred income taxes and taxes payable	233,147	207,508
Lease liabilities	233,699	—
Long-term debt, net of unamortized debt issuance costs	643,798	—
Other noncurrent liabilities	319,587	334,922

Total liabilities	2,737,188	1,750,360

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares —Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares —Authorized 700,000 shares; £0.01 par value; 279,541 and 277,148 issued and 133,019 and 134,773 outstanding, respectively	4,483	4,452
Additional paid-in capital	3,796,184	3,667,662
Treasury stock, at cost 146,522 and 142,375 ordinary shares, respectively	(5,452,471)	(5,182,409)
Accumulated other comprehensive income (loss)	5,934	(2,547)
Retained earnings	5,250,528	5,012,799

Total Amdocs Limited shareholders’ equity	3,604,658	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,647,167	3,542,466

Total liabilities and equity	$6,384,355	$5,292,826

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Revenue	$1,026,201	$1,024,704	$3,116,091	$3,056,416
Operating expenses:
Cost of revenue	681,725	664,862	2,052,007	1,986,043
Research and development	70,093	68,376	206,199	203,827
Selling, general and administrative	109,612	125,088	352,187	367,411
Amortization of purchased intangible assets and other	17,240	24,058	57,878	73,543

	878,670	882,384	2,668,271	2,630,824

Operating income	147,531	142,320	447,820	425,592
Interest and other expense, net	2,417	3,959	5,059	4,303

Income before income taxes	145,114	138,361	442,761	421,289
Income taxes	24,707	6,913	79,384	63,870

Net income	$120,407	$131,448	$363,377	$357,419

Basic earnings per share	$0.90	$0.96	$2.71	$2.59

Diluted earnings per share	$0.90	$0.96	$2.70	$2.58

Cash dividends declared per ordinary share	$0.3275	$0.285	$0.940	$0.820

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Net income	$120,407	$131,448	$363,377	$357,419
Other comprehensive income, net of tax:
Net change in fair value of cash flow hedges(1)	15,138	7,692	8,481	31,430
Net change in fair value of available-for-sale securities(2)	—	308	—	1,498

Other comprehensive income, net of tax	15,138	8,000	8,481	32,928

Comprehensive income	$135,545	$139,448	$371,858	$390,347

(1)	Net of tax expense of $1,480 and $1,094 for the three months ended June 30, 2020 and 2019, respectively and of $2,719 and $1,728 for the nine months ended June 30, 2020 and 2019, respectively.
(2)	There is no tax (expense) benefit for the three and nine months ended June 30, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of March 31, 2020	133,500	$4,477	$3,759,798	$(5,392,457)	$(9,204)	$5,173,689	$3,536,303	$42,509	$3,578,812
Comprehensive income:
Net income (2)	—	—	—	—	—	120,407	120,407	—	120,407
Other comprehensive income	—	—	—	—	15,138	—	15,138	—	15,138

Comprehensive income							135,545	—	135,545
Employee stock options exercised	492	6	25,325	—	—	—	25,331	—	25,331
Repurchase of shares	(976)	—	—	(60,014)	—	—	(60,014)	—	(60,014)
Cash dividends declared ($0.3275 per ordinary share)	—	—	—	—	—	(43,568)	(43,568)	—	(43,568)
Issuance of restricted stock, net of forfeitures	3	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	11,061	—	—	—	11,061	—	11,061

Balance as of June 30, 2020	133,019	$4,483	$3,796,184	$(5,452,471)	$5,934	$5,250,528	$3,604,658	$42,509	$3,647,167

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of March 31, 2019	137,131	$4,445	$3,620,891	$(5,003,566)	$(7,803)	$4,836,467	$3,450,434	$42,353	$3,492,787
Comprehensive income:
Net income (2)	—	—	—	—	—	131,448	131,448	—	131,448
Other comprehensive income	—	—	—	—	8,000	—	8,000	—	8,000

Comprehensive income							139,448	—	139,448
Employee stock options exercised	304	4	14,163	—	—	—	14,167	—	14,167
Repurchase of shares	(1,531)	—	—	(88,822)	—	—	(88,822)	—	(88,822)
Cash dividends declared ($0.285 per ordinary share)	—	—	—	—	—	(38,730)	(38,730)	—	(38,730)
Issuance of restricted stock, net of forfeitures	(15)	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	8,835	—	—	—	8,835	—	8,835
Changes in Noncontrolling interests	—	—	—	—	—	—	—	—	—

Balance as of June 30, 2019	135,889	$4,449	$3,643,889	$(5,092,388)	$197	$4,929,185	$3,485,332	$42,353	$3,527,685

(1)

As of June 30, 2020 and 2019, accumulated other comprehensive income (loss) is comprised of unrealized gain on derivatives, net of tax, of $12,426 and $4,822, unrealized (loss) on short-term interest-bearing investments, net of tax, of $0 and $(94) and unrealized (loss) on defined benefit plan, net of tax, of $(6,492) and $(4,531).

(2)

During the three and nine months ended June 30, 2020, and 2019, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible

(3)

The Cumulative effect adjustments as of October 1, 2018 include an increase of $14,294 to retained earnings due to the impact of adoptions of ASU No. 2014-09 (ASC 606) and decrease of $3,860 to retained earnings due to adoption of ASU No. 2016-16.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:
Net income (2)	—	—	—	—	—	363,377	363,377	—	363,377
Other comprehensive income	—	—	—	—	8,481	—	8,481	—	8,481

Comprehensive income							371,858	—	371,858
Employee stock options exercised	1,836	24	95,952	—	—	—	95,976	—	95,976
Repurchase of shares	(4,147)	—	—	(270,062)	—	—	(270,062)	—	(270,062)
Cash dividends declared ($0.94 per ordinary share)	—	—	—	—	—	(125,648)	(125,648)	—	(125,648)
Issuance of restricted stock, net of forfeitures	557	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	32,570	—	—	—	32,570	—	32,570

Balance as of June 30, 2020	133,019	$4,483	$3,796,184	$(5,452,471)	$5,934	$5,250,528	$3,604,658	$42,509	$3,647,167

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042
Cumulative effect adjustment (3)	—	—	—	—	—	10,434	10,434	—	10,434
Comprehensive income:
Net income (2)	—	—	—	—	—	357,419	357,419	—	357,419
Other comprehensive income	—	—	—	—	32,928	—	32,928	—	32,928

Comprehensive income							390,347	—	390,347
Employee stock options exercised	574	8	25,698	—	—	—	25,706	—	25,706
Repurchase of shares	(5,257)	—	—	(308,036)	—	—	(308,036)	—	(308,036)
Cash dividends declared ($0.82 per ordinary share)	—	—	—	—	—	(112,569)	(112,569)	—	(112,569)
Issuance of restricted stock, net of forfeitures	395	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	30,566	—	—	—	30,566	—	30,566
Changes in Noncontrolling interests	—	—	—	—	—	—	—	(810)	(810)

Balance as of June 30, 2019	135,889	$4,449	$3,643,889	$(5,092,388)	$197	$4,929,185	$3,485,332	$42,353	$3,527,685

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2020	2019
Cash Flow from Operating Activities:
Net income	$363,377	$357,419
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	144,715	155,258
Amortization of debt issuance cost	9	—
Equity-based compensation expense	32,570	30,566
Deferred income taxes	43,916	(9,455)
Loss from short-term interest-bearing investments	—	538
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	18,522	22,721
Prepaid expenses and other current assets	(12,603)	4,655
Other noncurrent assets	(14,110)	3,370
Lease assets and liabilities, net	(9,869)	—
Accounts payable, accrued expenses and accrued personnel	(98,670)	(79,232)
Deferred revenue	917	(36,192)
Income taxes payable, net	(13,752)	(4,605)
Other noncurrent liabilities	(1,566)	(2,291)

Net cash provided by operating activities	453,456	442,752

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(145,955)	(93,761)
Proceeds from sale of short-term interest-bearing investments	—	51,473
Net cash paid for business and intangible assets acquisitions	(29,258)	(8,782)
Other	(5,290)	1,116

Net cash used in investing activities	(180,503)	(49,954)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	450,000	—
Payments of financing arrangements	(350,000)	—
Proceeds from issuance of debt, net	645,685	—
Repurchase of shares	(270,062)	(308,036)
Proceeds from employee stock option exercises	95,979	25,706
Payments of dividends	(120,493)	(108,886)
Investment by noncontrolling interests, net (1)	—	(4,776)
Payment of contingent consideration from a business acquisition	(1,411)	(7,470)
Other	(240)	(331)

Net cash provided by (used in) financing activities	449,458	(403,793)

Net increase (decrease) in cash and cash equivalents	722,411	(10,995)
Cash and cash equivalents at beginning of period	471,632	418,783

Cash and cash equivalents at end of period	$1,194,043	$407,788

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$33,829	$61,709
Interest (2)	4,295	6,905

(1)

The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $133 and $74 for the nine months ended June 30, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy for the nine months ended June 30, 2019 ($4,776 of which was a refund to the noncontrolling interests).

(2)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular amdocsONE cloud-native portfolio.

The Company is a Guernsey corporation, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2019, set forth in the Company’s Annual Report on Form 20-F filed on December 16, 2019 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In March 2020, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2020-04: “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In December 2019, the FASB issued Accounting Standard Update, or ASU No. 2019-12: “Simplifying the Accounting for Income Taxes”. The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU will be effective for the Company on October 1, 2021, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In November 2018, the FASB, issued ASU No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted with specific limitations. The Company currently expects that adoption of this ASU may result in changes to its financial statements disclosure but will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post-retirement benefit plans. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company currently expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

3. Adoption of New Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, “Leases”. The ASU increases transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. As of October 1, 2019, the Company adopted this ASU using the modified retrospective transition approach. Prior period amounts were not adjusted. The Company elected the package of practical expedients which does not require reassessment of prior conclusions related to identifying leases, lease classification or initial direct costs. The Company also elected the practical expedient not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its real estate and vehicle leases. The adoption of this ASU did not have a material impact on its consolidated statement of income and on its consolidated statement of cash flow.

The impact of adopting this ASU on its Consolidated Balance Sheets was as follows:

	Balance as of September 30, 2019	Adjustments due to ASC 842	Balance as of October 1, 2019
Balance Sheet:
Prepaid expenses and other current assets	$216,084	$(6,697)	$209,387
Lease assets	—	281,785	281,785
Other noncurrent assets	423,941	(2,755)	421,186
Accrued expenses and other current liabilities	(647,657)	3,553	(644,104)
Lease liabilities (current)	—	(63,351)	(63,351)
Lease liabilities (non-current)	—	(221,050)	(221,050)
Other noncurrent liabilities	(334,922)	8,515	(326,407)

See Note 15 to the consolidated financial statements for further details.

In June 2018, the FASB issued ASU No. 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. The ASU aligns the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. The Company prospectively adopted this ASU effective October 1, 2019. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

4. Revenue Recognition

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	June 30, 2020	September 30, 2019
Accounts receivable - billed (net of allowances for doubtful accounts of $28,931 and $36,121 as of June 30, 2020 and September 30, 2019, respectively)	$769,696	$760,797

Accounts receivable – unbilled (current)	$182,847	$227,061
Accounts receivable – unbilled (non-current)	$36,718	$16,987

Total Accounts receivable - unbilled	$219,565	$244,048

Deferred revenue (current)	$(124,004)	$(118,182)
Deferred revenue (non-current)	$(18,967)	$(23,785)

Total Deferred revenue	$(142,971)	$(141,967)

Revenue recognized during the three and nine months ended June 30, 2020, which was included in deferred revenue (current) as of September 30, 2019 was $14,747 and $92,856 respectively.

Remaining Performance Obligations from Contracts with Customer

As of June 30, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.1 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Managed services arrangement	$604,457	$578,072	$1,788,161	$1,663,025
Others	421,744	446,632	1,327,930	1,393,391

Total	$1,026,201	$1,024,704	$3,116,091	$3,056,416

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Geographic Information

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
North America (mainly United States)	$685,949	$643,899	$2,039,308	$1,938,498
Europe	145,401	145,518	448,404	442,687
Rest of the world	194,851	235,287	628,379	675,231

Total	$1,026,201	$1,024,704	$3,116,091	$3,056,416

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2020 and September 30, 2019:

	As of June 30, 2020
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$647,309	$—	$—	$647,309

Total available-for-sale securities	647,309	—	—	647,309

Equity Investments	—	—	22,185	22,185
Derivative financial instruments, net	—	12,422	—	12,422

Other liabilities	—	—	(15,620)	(15,620)

Total	$647,309	$12,422	$6,565	$666,296

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$69,370	$—	$—	$69,370

Total available-for-sale securities	69,370	—	—	69,370

Equity Investments	—	—	18,008	18,008
Derivative financial instruments, net	—	7,890	—	7,890

Other liabilities	—	—	(29,805)	(29,805)

Total	$69,370	$7,890	$(11,797)	$65,463

The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of June 30, 2020 and September 30, 2019. The decrease in Level 3 liabilities is mainly a result of net decrease in expense recorded in the consolidated statements of income and payments of certain acquisition-related liabilities during the nine months ended June 30, 2020. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar investments of the same issuer.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs and short-term financing arrangement approximate their fair value because of the relatively short maturity of these items.

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$647,309	$—	$—	$647,309

Total(1)	$647,309	$—	$—	$647,309

	As of September 30, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$69,370	$—	$—	$69,370

Total(1)	$69,370	$—	$—	$69,370

(1)

Available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2020, and September 30, 2019, all the securities were classified as cash and cash equivalents.

The Company assessed whether unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the three and nine months ended June 30, 2020 and 2019. Realized gains and losses on available-for-sale securities were included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $23,714 as of June 30, 2020. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2020. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2020 for forward contracts, and based on spot rates as of June 30, 2020 for options.

Notional Value*
Foreign exchange contracts	$1,181,285

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of June 30, 2020 and September 30, 2019, is as follows:

	As of
	June 30, 2020	September 30, 2019
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$22,701	$9,344
Other noncurrent assets	2,235	585
Accrued expenses and other current liabilities	(6,708)	(2,977)
Other noncurrent liabilities	(2,612)	(2,072)

	15,616	4,880
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,020	5,086
Accrued expenses and other current liabilities	(5,214)	(2,076)

	(3,194)	3,010

Net fair value	$12,422	$7,890

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of June 30, 2020 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2020 and 2019, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Line item in consolidated statements of income:
Revenue	$665	$—	$771	$—
Cost of revenue	(417)	(1,120)	1,210	(9,943)
Research and development	167	(324)	595	(2,402)
Selling, general and administrative	384	(406)	1,161	(2,656)

Total	$799	$(1,850)	$3,737	$(15,001)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Nine months ended June 30,
	2020	2019
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$3,945	$(26,608)
Changes in fair value of cash flow hedges, net of tax	11,169	18,419
Reclassification of net (gains) losses into earnings, net of tax	(2,688)	13,011

Net unrealized gains on cash flow hedges, net of tax, end of period	$12,426	$4,822

Net gains from cash flow hedges recognized in other comprehensive income were $14,937 and $18,159, or $11,169 and $18,419 net of taxes, during the nine months ended June 30, 2020 and 2019, respectively.

Of the net unrealized gains (losses) related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of June 30, 2020, a net gain of $12,424 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2020 and 2019, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2020 and 2019, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Line item in consolidated statements of income:
Cost of revenue	$2,783	$739	(1,496)	$521
Research and development	592	179	(631)	(126)
Selling, general and administrative	361	343	(308)	(41)
Interest and other expense, net	(2,996)	(2,891)	(325)	(1,613)
Income taxes	(643)	(256)	396	(441)

Total	$97	$(1,886)	$(2,364)	$(1,700)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	June 30, 2020	September 30, 2019
Ongoing accrued expenses	$233,162	$259,661
Project-related provisions	132,602	140,701
Taxes payable	43,817	28,335
Dividends payable	43,568	38,413
Derivative instruments	11,922	5,053
Other	164,281	175,494

Accrued expenses and other current liabilities	$629,352	$647,657

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Current	$(10,059)	$20,763	$35,468	$73,325
Deferred	34,766	(13,850)	43,916	(9,455)

Income taxes	$24,707	$6,913	$79,384	$63,870

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes (1)	17.0	5.0	17.9	15.2

Effective income tax rate	17.0%	5.0%	17.9%	15.2%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1) Foreign taxes:

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 outbreak. Some of the key income tax-related provisions of the CARES Act include, modification the usage of net operating losses, interest deductions and payroll benefits. Furthermore, other governments have and may continue to offer support to companies who operate in those countries.

Foreign taxes in the nine months ended June 30, 2020 included a tax benefit of $4,964 resulting from tax enactments related to COVID-19 in certain jurisdictions.

Foreign taxes in the nine months ended June 30, 2020 also included a benefit of $37,828 relating to release of gross unrecognized tax benefits relating to effectively settled arrangements with tax authorities, changes in facts and circumstances resulting in a change in measurement of certain positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the benefit was offset by decrease in tax assets and increase in tax liabilities and as a result a net benefit of $11,877 and $13,294 was included within income tax expense for the three and the nine months ended June 30, 2020, respectively.

Foreign taxes in the nine months ended June 30, 2019 included a tax expense of $4,497 resulting from an internal restructuring in certain jurisdictions in which the Company operates.

Foreign taxes in the nine months ended June 30, 2019 also included a benefit of $63,143 relating to release of a provision for gross unrecognized tax benefits due to conclusions of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions, the vast majority of which was offset by income tax payments and an increase in Tax Payables. As a result, a net benefit of $22,284 and $25,772 was included within income tax expense for three and nine months ended June 30, 2019, respectively.

As of June 30, 2020, deferred tax assets of $84,415, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $146,073 as of June 30, 2020, all of which would affect the effective tax rate if realized.

As of June 30, 2020, the Company had accrued $14,468 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Numerator:
Net income	$120,407	$131,448	$363,377	$357,419
Less-net income and dividends attributable to participating restricted shares	(927)	(911)	(2,642)	(2,473)

Numerator for basic earnings per common share	$119,480	$130,537	$360,735	$354,946

Add-undistributed income allocated to participating restricted shares	591	641	1,726	1,689
Less-undistributed income reallocated to participating restricted shares	(589)	(638)	(1,716)	(1,682)

Numerator for diluted earnings per common share	$119,482	$130,540	$360,745	$354,953

Denominator:
Weighted average number of shares outstanding - basic	133,150	136,541	134,013	138,126
Less- weighted average number of participating restricted shares	(1,025)	(946)	(974)	(956)

Weighted average number of common shares - basic	132,125	135,595	133,039	137,170

Effect of dilutive stock options granted	443	541	745	643

Weighted average number of common shares - diluted	132,568	136,136	133,784	137,813

Basic earnings per common share	$0.90	$0.96	$2.71	$2.59

Diluted earnings per common share	$0.90	$0.96	$2.70	$2.58

For the three and nine months ended June 30, 2020, 3,056 and 2,493 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and nine months ended June 30, 2019, 4,807 and 3,968 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 8, 2017, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. On November 12, 2019, the Company’s Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In May 2020, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the November 2017 plan and initiated repurchases of the Company’s outstanding ordinary shares pursuant to the November 2019 plan. In the nine months ended June 30, 2020, the Company repurchased 4,147 ordinary shares at an average price of $65.11 per share (excluding broker and transaction fees). The November 2019 plan permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate. As of June 30, 2020, the Company had remaining authority to repurchase up to $769,171 of its outstanding ordinary shares under the November 2019 plan.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

12. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the Revolving Credit Facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. In March 2020, the Company drew an aggregate of $300,000 under the Revolving Credit Facility and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. As of June 30, 2020, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in the three months ended March 31, 2020, the Company entered into a $50,000 short-term loan and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. In May 2020 the Company entered into an additional $100,000 short-term loan and which remains outstanding as of June 30, 2020.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,210 which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and will rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expenses for the three and nine months ended June 30, 2020, were immaterial. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was immaterial as of June 30, 2020. As of June 30, 2020, the noncurrent outstanding principal portion was $650,000.

As of June 30, 2020, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $92,708. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. The issuance of such additional shares was registered with the SEC in February 2018. In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of grant.

During the nine months ended June 30, 2020, the Company granted 630 restricted shares and options to purchase 1,108 ordinary shares. The weighted average fair values associated with these grants were $70.43 per restricted share and $8.85 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2020 and 2019 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Cost of revenue	$4,985	$5,080	$15,024	$15,261
Research and development	711	608	2,237	1,957
Selling, general and administrative	5,365	3,147	15,309	13,348

Total	$11,061	$8,835	$32,570	$30,566

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of June 30, 2020, there was $50,916 of unrecognized compensation expense related to unvested stock options and unvested restricted shares which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

14. Dividends

The Company’s Board of Directors declared the following dividends during the nine months ended June 30, 2020 and 2019:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 7, 2020	$0.3275	June 30, 2020	$43,568	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43,723	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020
May 14, 2019	$0.285	June 28, 2019	$38,730	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39,084	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34,755	January 18, 2019

The amounts payable as a result of the May 7, 2020 and May 14, 2019 declarations were included in accrued expenses and other current liabilities as of June 30, 2020 and 2019, respectively.

On August 5, 2020 the Company’s Board of Directors approved the next quarterly dividend payment of $0.3275 per share and set September 30, 2020 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 23, 2020.

15. Leases

As discussed in Note 3, the Company adopted ASU No. 2016-02, “Leases”. As a lessee, substantially all of the Company’s lease obligation is for office real estate. The significant judgments used in determining its lease obligation include whether a contract is or contains a lease and the determination of the discount rate used to calculate the lease liability.

The Company’s leases may include the option to extend or terminate before the end of the contractual term and are often non-cancelable or cancelable only by the payment of penalties. The lease assets and liabilities include these options in the lease term when it is reasonably certain that they will be exercised. In certain cases, the Company subleases excess office real estate to third-party tenants in immaterial amounts.

Lease assets and liabilities recognized at the lease commencement date are determined predominantly as the present value of the payments due over the lease term. Unless the implicit rate can be determined, the Company uses its incremental borrowing rate on that date to calculate the present value. The incremental borrowing rate approximates the rate at which the Company could borrow, on a secured basis for a similar term, an amount equal to its lease payments in a similar economic environment.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Effective October 1, 2019, when the Company is the lessee, all leases are recognized as lease liabilities and associated lease assets on the Consolidated Balance Sheet. Lease liabilities represent the Company’s obligation to make payments arising from the lease. Lease assets represent the Company’s right to use an underlying asset for the lease term and may also include advance payments, initial direct costs or lease incentives. Fixed and variable payments that depend upon an index or rate, such as the Consumer Price Index (CPI), are included in the recognition of lease assets and liabilities at the commencement-date rate. Other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor’s cost, are recognized in the Consolidated Income Statement in the period incurred.

As of June 30, 2020, the Company had no material finance leases. Operating lease expense is recorded on a straight-line basis over the lease term.

Lease costs were as follows:

	Three months ended June 30, 2020	Nine months ended June 30, 2020
Total net lease cost (*)	$22,909	$68,011

(*)	Variable lease cost is immaterial

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Supplemental information related to operating lease transactions was as follows:

Nine months ended June 30, 2020
Lease liability payments	$66,682
Lease assets obtained in exchange for liabilities	$79,472

As of June 30, 2020
Weighted average remaining lease term – Operating leases	7.7 Years
Weighted average discount rate – Operating leases	3.4%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of June 30, 2020

For the year ended June 30,
2020 (Remainder)	$17,744
2021	69,905
2022	61,093
2023	39,724
2024	31,259
Thereafter	133,343

Total lease payments	$353,068
Less: imputed interest	(56,820)

Present value of lease liabilities	$296,248

Future minimum rental commitments under non-cancelable operating leases as of September 30, 2019, which were accounted for per prior lease accounting (ASC 840), were as follows:

For the year ended September 30,
2020	$69,043
2021	60,544
2022	51,863
2023	31,951
2024	24,350
Thereafter	93,845

$331,596

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, the Ecuadorian Courts have responded to such defense efforts, including motions alleging constitutional defects, in an inconsistent manner. While we have achieved some successes, the majority of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

17. Subsequent Event

As previously announced, in July 2020, the Company entered into a definitive agreement to acquire Openet Telecom Limited (“Openet)” for approximately $180,000 in cash. The Company completed the acquisition on August 11, 2020. Openet offers cloud-native capabilities, network pedigree, and deep 5G charging, policy and data management expertise and its solutions complement the Amdocs portfolio. Openet is headquartered in Ireland, with offices in the U.S., Malaysia and Brazil and a global customer base.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; the duration and severity of the COVID-19 (coronavirus) pandemic, and its impact on the global economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2019, filed on December 16, 2019 with the U.S. Securities and Exchange Commission and Part II—Item 3—“Risk Factors” of this report.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also has technology and distribution ties to more than 1,400 content owners to bring premium content to over 800 video service providers. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers and help them modernize, automate and digitize their business in the cloud. These imperatives address service provider needs around consumer experience and monetization; media and digital services; enterprise and connected society; open cloud and 5G networks; new domains and disruptions, and services and hybrid operations.

We believe the demand for our solutions is driven by our clients’ continued transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our open and dynamic amdocsONE portfolio is designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. amdocsONE enables modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting services, managed services, digital business operations, quality engineering services, cloud services, integration services and data and intelligence services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the nine months ended June 30, 2020, customers in North America accounted for 65.4% of our revenue, while customers in Europe and the rest of the world accounted for 14.4% and 20.2%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions and the level of economic activity in the industries and markets that we serve. The current COVID-19 pandemic has increased that level of volatility and uncertainty globally and has created economic disruption. See “Part II—Item 3—Risk Factors” of this report. While the extent of the impact of the COVID-19 pandemic on our business remains uncertain, we are currently performing on our obligations to our customers while implementing some modifications, including, among others, travel restrictions, moving almost all of our employees to work from home or hybrid home-office arrangements and establishing clear guidelines for working on-premise. Despite operating under the pandemic global restrictions, we were able to continue during the third quarter to seamlessly operate our customers’ mission-critical systems without interruption. In addition, while the COVID-19 pandemic has presented headwinds at the end of the second quarter of our fiscal year, we have seen improvement in the pace of deal signings accelerated as our third quarter progressed, which we see as an early but encouraging sign of business stabilization following the disruption of March and April resulted from the COVID-19 pandemic.

In addition, as a result of the business disruption caused by the COVID-19 pandemic, we cannot predict all possible scenarios and our outlook maybe impacted materially as our customers continue to evaluate their strategic business priorities and future pace of investments. We are actively monitoring the pandemic and managing our business to respond to the impact of the COVID-19. In addition, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $604.5 million and $578.1 million in the three months ended June 30, 2020 and 2019, respectively, and $1.79 billion and $1.66 billion in the nine months ended June 30, 2020 and 2019, respectively. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2020 and 2019, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended June 30,		Nine months ended June 30,
	2020	2019	2020	2019
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	66.4	64.9	65.9	65.0
Research and development	6.8	6.7	6.6	6.7
Selling, general and administrative	10.7	12.2	11.3	12.0
Amortization of purchased intangible assets and other	1.7	2.3	1.9	2.4

	85.6	86.1	85.6	86.1

Operating income	14.4	13.9	14.4	13.9
Interest and other expense, net	0.2	0.4	0.2	0.1

Income before income taxes	14.1	13.5	14.2	13.8
Income taxes	2.4	0.7	2.5	2.1

Net income	11.7%	12.8%	11.7%	11.7%

Nine Months Ended June 30, 2020 and 2019

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2020 compared to the nine months ended June 30, 2019. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2020	2019	Amount	%
	(in thousands)
Revenue	$3,116,091	$3,056,416	$59,675	2.0%
Operating expenses:
Cost of revenue	2,052,007	1,986,043	65,964	3.3
Research and development	206,199	203,827	2,372	1.2
Selling, general and administrative	352,187	367,411	(15,224)	(4.1)
Amortization of purchased intangible assets and other	57,878	73,543	(15,665)	(21.3)

	2,668,271	2,630,824	37,447	1.4

Operating income	447,820	425,592	22,228	5.2
Interest and other expense, net	5,059	4,303	756	17.6

Income before income taxes	442,761	421,289	21,472	5.1
Income taxes	79,384	63,870	15,514	24.3

Net income	$363,377	$357,419	$5,958	1.7%

Revenue. Revenue increased by $59.7 million, or 2.0%, to $3,116.1 million in the nine months ended June 30, 2020, from $3,056.4 million in the nine months ended June 30, 2019. The increase in revenue was attributable to increased managed services including managed transformation activities. Revenue for the nine months ended June 30, 2020 increased by 2.6% compared to the nine months ended June 30, 2019, excluding approximately 0.6% negative foreign exchange fluctuations impact, and was also positively affected by activities related to acquisitions completed in fiscal year 2019.

In the nine months ended June 30, 2020, revenue from customers in North America, Europe and the rest of the world accounted for 65.4%, 14.4% and 20.2%, respectively, of total revenue, compared to 63.4%, 14.5% and 22.1%, respectively, the nine months ended June 30, 2019. Revenue from customers in North America increased during the nine months ended June 30, 2020, the increase was primarily attributable to higher revenue from managed services activities relating in North America and to activities related to fiscal year 2019 acquisitions. Having said that, we note that in addition to the global uncertainties, including those resulting from the COVID-19 pandemic, the recently completed T-Mobile and Sprint merger remains a source of uncertainty in the North America region.

Revenue from customers in Europe increased during the nine months ended June 30, 2020, despite the impact of negative foreign exchange fluctuations while total revenue increased at a higher rate, which resulted in a slight decrease of revenue from customers in Europe as a percentage of total revenue. The increase in revenue from customers in Europe in absolute amount was primarily attributable to higher revenue from development and modernization activities while we expand our presence in this region.

Revenue from customers in the rest of the world decreased during the nine months ended June 30, 2020. Revenue from customers in the rest of the world in Asia-Pacific increased during the nine months ended June 30, 2020, as a result of our expansion and progress of managed transformations activities for customers and was offset by lower revenue from other regions within the rest of the world.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $66.0 million, or 3.3%, to $2,052.0 million in the nine months ended June 30, 2020, from $1,986.0 million in the nine months ended June 30, 2019. The Cost of revenue increase, in the nine months ended June 30, 2020, was mainly due to investments required to support ramp-up of new deals and was also commensurate with revenue growth.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $2.4 million, or 1.2%, to $206.2 million in the nine months ended June 30, 2020, from $203.8 million in the nine months ended June 30, 2019. Research and development expense slightly decreased as a percentage of revenue from 6.7% in the nine months ended June 30, 2019, to 6.6% in the nine months ended June 30, 2020. We continue to invest in our digital offering as well as our media offering, invest in our network related innovation and in developing cloud native offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $15.2 million, or 4.1%, to $352.2 million in the nine months ended June 30, 2020, from $367.4 million in the nine months ended June 30, 2019. Selling, general and administrative expense decreased as a percentage of revenue from 12.0% in the nine months ended June 30, 2019, to 11.3% in the nine months ended June 30, 2020. The decrease is mainly due to lower selling and marketing and travel costs in the nine months ended June 30, 2020 compared to the nine months ended June 30, 2019 as a result of the COVID-19 restrictions and was also attributable to positive changes in the account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2020, decreased by $15.7 million, or 21.3% to $57.9 million from $73.5 million in the nine months ended June 30, 2019. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal year 2019.

Operating Income. Operating income increased by $22.2 million, or 5.2%, in the nine months ended June 30, 2020, to $447.8 million, or 14.4% of revenue, from $425.6 million, or 13.9% of revenue, in the nine months ended June 30, 2019. The increase in operating income was attributable primarily to the increase in revenue offset by the increase in cost of service and to the decrease in selling, general and administrative and amortization of purchased intangible assets and other during the nine months ended June 30, 2020. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a slight positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $4.3 million in the nine months ended June 30, 2019 to a net loss of $5.1 million in the nine months ended June 30, 2020. The increase in interest and other expense, net, was primarily attributable to the changes of minority equity investments recorded in the nine months ended June 30, 2019 and an increase of interest expenses related to financing activity partially offset by foreign exchange impacts.

Income Taxes. Income taxes for the nine months ended June 30, 2020 were $79.4 million on pre-tax income of $442.8 million, resulting in an effective tax rate of 17.9%, compared to 15.2% in the nine months ended June 30, 2019. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income increased by $6.0 million, or 1.7%, to $363.4 million in the nine months ended June 30, 2020, from $357.4 million in the nine months ended June 30, 2019. The increase in net income was attributable to the increase in operating income partially offset by an increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.12, or 4.7%, to $2.70 in the nine months ended June 30, 2020, from $2.58 in the nine months ended June 30, 2019. The increase in diluted earnings per share was primarily attributable to the increase in net income as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Three Months Ended June 30, 2020 and 2019

The following is a tabular presentation of our results of operations for the three months ended June 30, 2020 compared to the three months ended June 30, 2019. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2020	2019	Amount	%
	(in thousands)
Revenue	$1,026,201	$1,024,704	$1,497	0.1%
Operating expenses:
Cost of revenue	681,725	664,862	16,863	2.5
Research and development	70,093	68,376	1,717	2.5
Selling, general and administrative	109,612	125,088	(15,476)	(12.4)
Amortization of purchased intangible assets and other	17,240	24,058	(6,818)	(28.3)

	878,670	882,384	(3,714)	(0.4)

Operating income	147,531	142,320	5,211	3.7
Interest and other expense, net	2,417	3,959	(1,542)	(38.9)

Income before income taxes	145,114	138,361	6,753	4.9
Income taxes	24,707	6,913	17,794	257.4

Net income	$120,407	$131,448	$(11,041)	(8.4)%

Revenue. Revenue slightly increased by $1.5 million, or 0.1%, to $1,026.2 million in the three months ended June 30, 2020, from $1,024.7 million in the three months ended June 30, 2019. Revenue for the three months ended June 30, 2020 increased by 1.0% compared to the three months ended June 30, 2019, excluding approximately 0.9% negative foreign exchange fluctuations impact, and was also positively affected by activities related to acquisitions completed in fiscal year 2019.

In the three months ended June 30, 2020, revenue from customers in North America, Europe and the rest of the world accounted for 66.8%, 14.2% and 19.0%, respectively, of total revenue, compared to 62.8%, 14.2% and 23.0%, respectively, in the three months ended June 30, 2019. Revenue from customers in North America increased during the three months ended June 30, 2020, the increase was primarily attributable to higher revenue from managed services activities in North America and to activities related to fiscal year 2019 acquisitions. Having said that, we note that in addition to the global uncertainties, including those resulting from the COVID-19 pandemic, the recently completed T-Mobile and Sprint merger remains a source of uncertainty in the North America region.

Revenue from customers in Europe remained stable during the three months ended June 30, 2020, despite of negative foreign exchange fluctuations.

Revenue from customers in the rest of the world decreased during the three months ended June 30, 2020. Revenue from customers in the rest of the world in Asia-Pacific remained stable during the three months ended June 30, 2020, while revenue from other regions within the rest of the world decreased.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $16.9 million, or 2.5%, to $681.7 million in the three months ended June 30, 2020, from $664.9 million in the three months ended June 30, 2019. The Cost of revenue increase, in the three months ended June 30, 2020, was mainly due to investments required to support ramp-up of new deals and was also commensurate with revenue growth.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $1.7 million, or 2.5%, to $70.1 million in the three months ended June 30, 2020, from $68.4 million in the three months ended June 30, 2019. Research and development expense slightly increased as a percentage of revenue from 6.7% in the three months ended June 30, 2019, to 6.8% in the three months ended June 30, 2020. We continue to invest in our digital offering as well as our media offering, invest in our network-related innovation and in developing cloud-native offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $15.5 million, or 12.4%, to $109.6 million in the three months ended June 30, 2020, from $125.1 million in the three months ended June 30, 2019. Selling, general and administrative expense decreased as a percentage of revenue from 12.2% in the three months ended June 30, 2019, to 10.7% in the three months ended June 30, 2020. The decrease is mainly due to lower selling and marketing and travel costs in the three months ended June 30, 2020 compared to the three months ended June 30, 2019 as a result of the COVID-19 restrictions and was also attributable to positive changes in the account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2020, decreased by $6.8 million, or 28.3% to $17.2 million from $24.1 million in the three months ended June 30, 2019. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal year 2019.

Operating Income. Operating income increased by $5.2 million, or 3.7%, in the three months ended June 30, 2020, to $147.5 million, or 14.4% of revenue, from $142.3 million, or 13.9% of revenue, in the three months ended June 30, 2019. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $4.0 million in the three months ended June 30, 2019 to a net loss of $2.4 million in the three months ended June 30, 2020. The decrease in interest and other expense, net, was primarily attributable to changes of minority equity investments recorded in the three months ended June 30, 2019 and foreign exchange impacts partially offset by increase of interest expenses related to financing activity.

Income Taxes. Income taxes for the three months ended June 30, 2020 were $24.7 million on pre-tax income of $145.1 million, resulting in an effective tax rate of 17.0%, compared to 5.0% in the three months ended June 30, 2019. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income decreased by $11.0 million, or 8.4%, to $120.4 million in the three months ended June 30, 2020, from $131.4 million in the three months ended June 30, 2019. The decrease in net income during the three months ended June 30, 2020 was primarily attributable to the increase in income taxes partially offset by increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.06, or 6.2%, to $0.90 in the three months ended June 30, 2020, from $0.96 in the three months ended June 30, 2019. The decrease in diluted earnings per share was primarily attributable to the decrease in net income, partially offset by the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 10 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of a short-term loan and the Senior Notes, totaled $444.0 million as of June 30, 2020, compared to $471.6 million as of September 30, 2019. The decrease was mainly attributable to $270.1 million repurchase of our ordinary shares, $146.0 million for capital expenditures, net, $120.5 million of cash dividend payment, $29.3 million for payments for business and intangible assets acquisitions and $1.4 million contingent consideration payment from a business acquisition, partially offset by $453.5 million in positive cash flow from operations and $96.0 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $453.5 million and $442.8 million in the nine months ended June 30, 2020 and 2019, respectively.

Our free cash flow for the nine months ended June 30, 2020 was $307.5 million and is calculated as net cash provided by operating activities of $453.5 million for the period less $146.0 million for capital expenditures, net.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, loans and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments, consist primarily of bank deposits and money market funds. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1, since these vendors provide a quoted market price in an active market. During the three and nine months ended June 30, 2020 and 2019, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the Revolving Credit Facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. Given the uncertain magnitude and duration of the COVID-19 economic crisis, we took the precaution of increasing our cash balance and in March 2020, we drew an aggregate of $300.0 million under the Revolving Credit Facility and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. As of June 30, 2020, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in March, 2020 we entered into a $50.0 million short-term loan and repaid it in June 2020 in connection with the issuance of our Senior Notes, and in May, 2020 we entered into an additional $100.0 million short-term loan which remains outstanding as of June 30, 2020.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the Senior Notes). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.2 million, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of June 30, 2020, the noncurrent outstanding principal portion was $650.0 million.

As of June 30, 2020, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $92.7 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, the total net investment related to the construction of the new campus in Israel, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019, filed on December 16, 2019 with the SEC. Since September 30, 2019, there have been no material changes in our aggregate contractual obligations mentioned above other than relating to our Senior Notes and short - term loan as set forth in Note 11 “Financing arrangement” to our consolidated financial statements.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $146.0 million in the nine months ended June 30, 2020 and were mainly attributable to investments in our operating facilities and our development centers around the world (including the investment in our new campus in Israel).

The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of four to five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal years 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million) and $7 million was incurred by us in fiscal year 2019. We expect to incur up to $70 million in fiscal year 2020.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. On November 12, 2019, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In May 2020, we completed the repurchase of the remaining authorized amount of ordinary shares under the November 2017 plan and initiated repurchases of our outstanding ordinary shares pursuant to the November 2019 plan. In the nine months ended June 30, 2020, we repurchased 4.1 million ordinary shares at an average price of $65.11 per share (excluding broker and transaction fees). The November 2019 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of June 30, 2020, we had remaining authority to repurchase up to $769.2 million of our outstanding ordinary shares under the November 2019 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the nine months ended June 30, 2020 and 2019:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
May 7, 2020	$0.3275	June 30, 2020	$43.6	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43.7	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020
May 14, 2019	$0.285	June 28, 2019	$38.7	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39.1	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34.8	January 18, 2019

On August 5, 2020, our Board of Directors approved the next quarterly dividend payment of $0.3275 per share and set September 30, 2020 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 23, 2020.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the nine months ended June 30, 2020 and 2019, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2020 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
04/01/20-04/30/20	355,694	$59.04	355,694	$808,171,772
05/01/20-05/31/20	318,639	$62.76	318,639	$788,172,482
06/01/20-06/30/20	301,222	$63.08	301,222	$769,171,166

Total	975,555	$61.50	975,555	$769,171,166

(1)	Excludes broker and transaction fees.
(2)

On November 12, 2019, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2020:

(1)	Form 6-K dated May 08, 2020

(2)	Form 6-K dated May 18, 2020

(3)	Form 6-K dated June 24, 2020

Item 3. Risk Factors

For a discussion of our potential risks and uncertainties, see the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2019, filed on December 16, 2019 with the U.S. Securities and Exchange Commission.

The global outbreak of the COVID-19 pandemic may negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results.

On March 11, 2020 the World Health Organization characterized the outbreak as a ‘‘pandemic’’. This outbreak of COVID-19 has resulted in a widespread health crisis that has and may continue to adversely affect the economies and financial markets worldwide. The COVID-19 pandemic could materially adversely impact our business, results of operations and financial results, depending on numerous evolving factors that we may not be able to accurately predict, including: the duration and severity of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of COVID-19 on economic activity and actions taken in response; the effect on our clients and client demand for our services and products; our ability to sell and provide our services and products, including as a result of travel restrictions and working directives; the effect of COVID-19 on our employees’ health and their effectiveness; the ability of our clients to pay for our services and products; and any closures of our and our clients’ offices and facilities. Negative economic conditions may cause customers generally to reduce their spending, delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating or terminating existing agreements. Any of these events could cause or contribute to the risks and uncertainties enumerated in our Annual Report on Form 20-F for fiscal year 2019, and could materially adversely affect our business, financial condition, results of operations and/or stock price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 17, 2020